Mail Stop 6010

      October 5, 2005



VIA U.S. MAIL AND FAX (801) 264-8430

Mr. Stephen M. Sill
Vice President, Treasurer and Chief Financial Officer
Security National Financial Corporation
5300 South 360 West
Suite 250
Salt Lake City, Utah 84123

	Re:	Security National Financial Corporation
		Form 10-K for the year ended December 31, 2004
		Filed April 15, 2005
      File No. 0-9341


Dear Mr. Sill:

      We have reviewed your response dated September 1, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


 Form 10-K for the year ended December 31, 2004

Financial Statements

Note 1. Significant Accounting Principles

Mortgage Operations

1. We note your response to our prior comment 1. To enhance our understanding of your mortgage operations, please address the following:

a) Describe clearly the nature of the $47.1 million mortgage loans sold to investors receivable presented on your balance sheets at the end of each reporting period.

b) Indicate the time period over which you expect to collect these amounts from investors.

c) Clarify for us whether the company funds the mortgage loans, through its insurance subsidiaries, and sells the mortgage loans to the unrelated financial institutions on the same day and, if so, explain how a receivable results from this transaction.

d) If the mortgage loans sold to investors receivable represents sales proceeds due to you from the unrelated financial institutions, please clarify the interaction between the receivable and the line of credit agreements to which you refer in your response.

e) Tell us where on your balance sheet you present the amounts you owe under the line of credit agreements.

2. We note your response to our prior comment 5. Please tell us whether you had any outstanding commitments to originate mortgage loans at each balance sheet date and describe how you accounted for these commitments pursuant to paragraph 6 of SFAS 133, as amended. We note from your response to our prior comment 1(a) that you originate all mortgage loans with the intention to sell them to the unrelated financial institutions.

3. Please describe to us your arrangements with the unrelated financial institutions under which they acquire mortgage loans from you. For example, tell us whether they are obligated to acquire all mortgage loans you originate; whether you are committed to supply them with a stated volume of loans over a particular period; and the point in time at which you commit to sell and they in turn commit to acquire the loan you intend to originate.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.


      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3671 if you have questions regarding these comments.


							Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant

Mr. Stephen M. Sill
Security National Financial Corporation
October 5, 2005
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